# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Theratechnologies Inc., CIK 0001512717
CUSIP: 88338H704
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2015 PEEL STREET, 11TH FLOOR, MONTREAL, Quebec Canada (A8), H3A 1T8
Date of event which requires filing of this statement: 09/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001604873

## Reporting persons
- Summer Road LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,683,591; shared voting power 0; sole dispositive power 2,683,591; shared dispositive power 0; aggregate amount beneficially owned 2,683,591 (5.84% of the class)

## Item 1. Issuer
Name of issuer: Theratechnologies Inc.
Address of issuer's principal executive offices: 2015 Peel Street, 11th Floor, Montreal, Quebec, Canada H3A 1T8

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of Summer Road LLC (the "Reporting Person"):

The Reporting Person is a family office of the same family under Investment Advisers Act of 1940 Rule 202(a)(11)(G)-1 (the "Family Office Rule"). Pursuant to investment management agreements ("IMAs") between itself and its "Family Clients" (as defined in the Family Office Rule), the Reporting Person exercises voting and dispositive power with respect to the Common Shares of the Issuer held by each of the Family Clients.
Address of principal business office or, if none, residence:
207 6th Street
West Palm Beach, FL 33401
Attention: Frank S. Vellucci
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,683,591*
Percent of class: 5.84%**
Sole power to vote or to direct the vote: 2,683,591*
Shared power to vote or to direct the vote: -0-
Sole power to dispose or to direct the disposition: 2,683,591*
Shared power to dispose or to direct the disposition:
-0-

*Represents shares beneficially owned by Reporting Person through an IMA entered into with a Family Client.

**This calculation is rounded to the nearest tenth and is based upon 45,980,019 Common Shares outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on February 26, 2025 (File No. 001-35203).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities as to which this Schedule 13G is filed by the Reporting Person are beneficially owned by two Family Clients of the Reporting Person. The following Family Client is the beneficial owner of more than five percent of the Common Shares: (i) Cap 1 LLC; and (ii) East River Partners Ltd.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Summer Road LLC: /s/ Frank S. Vellucci, Frank S. Vellucci, General Counsel (09/29/2025)